Exhibit 5

November 23, 2004

Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

Ladies and Gentlemen:

We are providing this opinion in connection with the Registration Statement of Associated Banc-Corp, a Wisconsin corporation (the "Company"), on Form S-8 (the "Registration Statement"), filed under the Securities Act of 1933, as amended (the "Act"), with respect to the proposed sale by the Company of up to 32,971 shares of Company common stock, $0.01 par value per share (the "Shares"), pursuant to the provisions of the First Federal Capital Corp 1992 Stock Option and Incentive Plan (the "Plan").

We have examined (1) the Registration Statement; (2) the Company's Articles of Incorporation and By-Laws, as amended to date; (3) the Plan; (4) the corporate proceedings relating to the issuance of the Shares; and (5) such other documents and records as we have deemed necessary in order to render this opinion. In rendering this opinion, we have relied as to certain factual matters on certificates of officers of the Company and of state officials.

Based upon the foregoing, it is our opinion that the Shares, when issued as and for the consideration contemplated by the Registration Statement and the Plan, will be validly issued, fully paid and nonassessable by the Company, subject to the personal liability which may be imposed on shareholders by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts owing to employees for services performed, but not exceeding six months service in any one case.

Associated Banc-Corp
November 23, 2004

We consent to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we are "experts" within the meaning of section 11 of the Act, or that we come within the category of persons whose consent is required by section 7 of the Act.

Yours very truly,

REINHART BOERNER VAN DEUREN s.c.

BY       /s/ Benjamin G. Lombard

Benjamin G. Lombard